EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 28, 2008		January 3, 2010		January 2, 2011		January 1, 2012		December 30, 2012
Income before provision for income taxes	$82,870		$135,522		$138,945		$167,806		$181,187
Fixed charges	127,441		123,596		109,149		103,577		113,483

Earnings as defined	$210,311		$259,118		$248,094		$271,383		$294,670
Fixed charges (1):
Interest expense	$114,906		$110,945		$96,810		$91,635		$101,448
Portion of rental expense representative of interest	12,535		12,651		12,339		11,942		12,035

Total fixed charges	$127,441		$123,596		$109,149		$103,577		$113,483
Ratio of earnings to fixed charges	1.7	x	2.1	x	2.3	x	2.6	x	2.6	x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).